EXHIBIT (a)(1)(e)

FROM:	Faraj Aalaei

SUBJECT:	Stock Option Exchange Program
DATE:	November 30, 2004

      Today, I am happy to announce that we are offering you the opportunity to participate in an employee Stock Option Exchange Program. Stock options are a valuable motivation and retention tool and, as such, help to align employee and stockholder interests. Many of the currently outstanding stock options held by our employees and the employees of our subsidiaries are “underwater,” which means that the per share exercise prices of the stock options are greater than the current market price of our common stock. As a result, the Board of Directors has approved a Stock Option Exchange Program, which is structured to help assure that employees receive appropriate incentive to continue to grow our business and meet our objectives.

      The Stock Option Exchange Program will allow you to exchange stock options priced at $4.00 or higher per share for new stock options. These new stock options will be granted on the first U.S. business day that is at least six months and one day after the exchanged stock options are cancelled. For most employees, the price of these new options will be equal to the closing price of our common stock on the new option grant date. However, the exercise price of the new options may be higher, for legal reasons, for employees in France.

      The Stock Option Exchange Program is being made under the terms and subject to the conditions of an Offer to Exchange and the related election form and withdrawal form, which are attached to this email.

      You should read all of these documents carefully before you decide whether to participate in the offer. We have attempted to anticipate many of the questions you may have regarding the terms of the Stock Option Exchange Program and have included some frequently asked questions as part of the Offer to Exchange.

      Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Stock Option Exchange Program. If you choose not to participate, you will retain your current options under their current terms and conditions.

      To participate in the Stock Option Exchange Program, you must properly complete and sign the election form and return it to Tony Webster in Human Resources before the offer expires at 9:00 p.m., Pacific Time, on December 28, 2004 by facsimile at (510) 771-3951 or by hand at Centillium Communications, Inc., 215 Fourier Avenue, Fremont, CA 94539 U.S.A. If Tony Webster has not received your properly completed and signed Election Form before the offer expires, you will have rejected this offer and you will keep your current options.

      Please carefully read all of the offer documents. This letter is an introduction to the offer, but does not describe the terms and conditions that apply. Please direct any questions you may have to Scott Kamsler, Dorothy An or Tony Webster at Centillium at the following telephone numbers:

Scott Kamsler	Dorothy An	Tony Webster
(510) 771-3917	(510) 771-3403	(510) 771-3533

      Finally, I want to commend all of you for your continued commitment both to Centillium and to our customers.

Sincerely,

Faraj

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